Sub-Item 77E(b)-

On August 30, 2005, the commissioner of the West Virginia
Securities Division entered a Summary Cease and Desist Order and
Notice of Right to Hearing with respect to JPMorgan Investment Advisors Inc.
and JPMorgan Chase & Co.  In June 2007 the matter was settled and in September
2007 the West Virginia Order was vacated.